Exhibit 99.2

ARTICLES OF ASSOCIATION:

InterXion Holding N.V.

having its official seat in Amsterdam, the Netherlands.

Deed dated 20 January 2012.

Contents:

—	fair English translation of the articles of association, as they read after amendment, by a deed executed on 20 January 2012 before B.J. Kuck, civil law notary in Amsterdam, the Netherlands.

InterXion Holding N.V.

Articles of Association

(As Amended on January 20, 2012)

Articles of association:

CHAPTER I

1	Definitions and interpretation
1.1	In these articles of association, the following terms shall have the following meanings:

“Board” means the board of Directors of the Company.

“Chairman” has the meaning attributed thereto in article 15.1.

“Chief Executive Officer” or “CEO” has the meaning attributed thereto in article 14.2.

“Company” means the company the internal organisation of which is governed by these articles of association.

“Company Secretary” has the meaning attributed thereto in article 14.4.

“Director” means each member of the Board; unless the contrary is apparent, this shall include each Executive Director and each Non-Executive Director.

“Distributable Equity” means the part of the Company’s equity which exceeds the aggregate of the issued capital and the reserves which must be maintained pursuant to the laws of the Netherlands.

“Executive Director” means a member of the Board, which member is particularly responsible for the daily affairs of the Company.

“General Meeting” or “General Meeting of Shareholders” means the body of the Company consisting of the person or persons to whom, as a Shareholder or otherwise, voting rights attached to Shares accrue or (as the case may be) a meeting of such persons (or their representatives) and other persons entitled to attend such meetings.

“in writing” means transmitted by letter, telecopier or e-mail, or any other electronic means of communication, provided the relevant message is legible and reproducible.

“Non-Executive Director” means a member of the Board, which member is particularly responsible for the supervision on the policy of the Executive Directors and the general affairs of the Company.

“President” has the meaning attributed thereto in article 14.2.

“Share” means an ordinary share in the capital of the Company.

“Shareholder” means a holder of one or more Shares.

“Subsidiary” means a subsidiary of the Company as referred to in Section 2:24a of the Dutch Civil Code.

“Vice-Chairman” has the meaning attributed thereto in article 15.1.

1.2	References to “articles” refer to articles that are part of these articles of association, except where expressly indicated otherwise.

CHAPTER II

NAME, OFFICIAL SEAT AND OBJECTS

2	Name and official seat
2.1	The Company’s name is:

InterXion Holding N.V.

2.2	The Company has its official seat in Amsterdam, the Netherlands.
3	Objects

The objects of the Company are:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;
(c)

to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;
(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties;
(f)	to perform any and all activities of an industrial, financial or commercial nature;

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

CHAPTER III

AUTHORISED CAPITAL; SHARES; REGISTER OF SHAREHOLDERS

4	Authorised capital
4.1	The authorised capital of the Company is twenty million euro (EUR 20,000,000).
4.2	The authorised capital of the Company is divided into two hundred million (200,000,000) Shares, with a nominal value of ten eurocents (EUR 0.10) each, numbered 1 through 200,000,000.
5	Shares; register of Shareholders.
5.1	All Shares shall be registered and shall be available in the form of an entry in the register of Shareholders. No share certificates shall be issued.
5.2

With due observance of the applicable provisions of the laws of the Netherlands in respect of Shares, a register of Shareholders shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register of Shareholders may be kept abroad in order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange.

5.3	The form and contents of the register of Shareholders shall be determined by the Board with due observance of the provisions of articles 5.2 and 5.5.
5.4	All entries and notes in the register shall be signed by one or more persons authorised to represent the Company.
5.5	Each Shareholder’s name, his address and such further information as required by the laws of the Netherlands or considered appropriate by the Board, shall be recorded in the register of Shareholders.
5.6

Upon his request and free of charge, a Shareholder shall be provided with written evidence of the contents of the register of Shareholders with regard to the Shares registered in his name, and the statement so issued may be validly signed on behalf of the Company by a person to be designated for that purpose by the Board. In order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, the Company may allow inspection of the register of Shareholders by, or provide information included in the register of Shareholders to, any applicable supervisory authority.

5.7	The provisions of articles 5.5 and 5.6 shall equally apply to persons who hold a pledge on or usufruct in a Share.

CHAPTER IV

ISSUANCE OF SHARES

6	Resolution to issue; conditions
6.1

Shares may be issued pursuant to a resolution of the General Meeting or of another body of the Company designated for that purpose by a resolution of the General Meeting or these articles of association for a fixed period, not exceeding five years. On such designation, the number of Shares which may be issued must be specified. The designation may be extended, from time to time, for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn. A resolution of the General Meeting to issue Shares or to designate another body of the Company as the competent body to issue Shares can only be adopted at the proposal of the Board.

6.2

Within eight days after each resolution of the General Meeting to issue Shares or to designate another body of the Company as the competent body to issue Shares, the full wording of the resolution involved shall be deposited at the office of the Dutch Trade Register.

6.3

The provisions of articles 6.1 and 6.2 shall apply by analogy to the granting of rights to subscribe for Shares, but shall not be applicable to the issue of Shares to persons exercising a right to subscribe for Shares previously granted.

6.4

Within eight days after the end of each calendar quarter, each issue of Shares in such calendar quarter shall be notified to the office of the Dutch Trade Register, stating the number of Shares issued.

6.5

A resolution to issue Shares shall stipulate the issue price and the other conditions of issue. The issue price shall not be less than par, without prejudice to the provisions laid down in Section 2:80, subsection 2, of the Dutch Civil Code.

7	Rights of pre-emption
7.1

Upon issuance of Shares, each Shareholder shall have a right of pre-emption in proportion to the aggregate nominal value of his Shares, subject to the provisions of articles 7.2, 7.3 and 7.6. Shareholders shall have a similar right of pre-emption if rights are granted to subscribe for Shares.

7.2

Shareholders shall have no right of pre-emption on Shares which are issued against non-cash contributions nor on Shares which are issued to employees of the Company or of a group company as defined in Section 2:24b of the Dutch Civil Code.

7.3

Prior to each single issuance of Shares, the right of pre-emption may be limited or excluded by a resolution of the General Meeting. The right of pre-emption may also be limited or excluded by the body of the Company designated pursuant to article 6.1 hereof, if, by a resolution of the General Meeting or these articles of association, it was designated and authorised for a fixed period, not exceeding five years, to limit or exclude such right of pre-emption. The designation may be extended, from time to time, for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn. If less than one-half of the Company’s issued capital is present or represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to limit or exclude such right of pre-emption or to make such designation. A resolution of the General Meeting to limit or exclude the right of pre-emption or to designate another body of the Company as the competent body to limit or exclude the right of pre-emption can only be adopted at the proposal of the Board.

7.4

Within eight days after each resolution of the General Meeting to designate another body of the Company as the competent body to limit or exclude the right of pre-emption, the full wording of the resolution involved shall be deposited at the office of the Dutch Trade Register.

7.5

The Company shall announce any issuance of Shares with rights of pre-emption and the period of time within which such rights of pre-emption may be exercised in the Dutch Government Gazette (Staatscourant) and in a nationally distributed newspaper, unless the announcement is made to all Shareholders in writing to the address provided by each of them, and furthermore in such other manner as may be required to comply with the rules of the New York Stock Exchange. Such rights of pre-emption can be exercised during at least two weeks after the day of notice in the Dutch Government Gazette (Staatscourant) or after the dispatch of the announcement to the Shareholders.

7.6	Shareholders shall have no right of pre-emption in respect of Shares which are issued to a person exercising a right to subscribe for Shares previously granted.
7.7	Rights of pre-emption may not be separately disposed of.
8	Payment for Shares
8.1	The full nominal value of each Share must be paid upon subscription, and, in addition, if the Share is issued at a higher amount, the difference between such amounts.
8.2

Payment for a Share must be made in cash insofar as no non-cash contribution has been agreed upon. Payment in a currency other than euro may only be made with the consent of the Company and with due observance of the provisions of Section 2:93a of the Dutch Civil Code.

8.3	Non-cash contributions on Shares are subject to the provisions of Section 2:94b of the Dutch Civil Code.
8.4

The Board shall be authorised to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in Section 2:94 of the Dutch Civil Code, without prior approval of the General Meeting.

CHAPTER V

OWN SHARES; REDUCTION OF THE ISSUED CAPITAL

9	Own Shares
9.1	When issuing Shares, the Company may not subscribe for its own Shares.

9.2	The Company may acquire fully paid-up Shares or depositary receipts thereof, provided either no valuable consideration is given, or:
(a)	the Distributable Equity is at least equal to the purchase price;
(b)

the aggregate nominal value of the Shares or depositary receipts thereof to be acquired, and of the Shares or depositary receipts thereof already held, by the Company its Subsidiaries, and of the Shares and depositary receipts thereof held in pledge by the Company, does not exceed one-half of the Company’s issued capital; and

(c)

the Board has been authorised by the General Meeting thereto. Such authorisation shall be valid for not more than eighteen (18) months. The General Meeting must specify in the authorisation the number of Shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

9.3

The validity of the acquisition shall be decided on the basis of the amount of equity appearing from the last adopted balance sheet, less the aggregate of the acquisition price for Shares or depositary receipts thereof, the amount of loans as referred to in article 10.3 and any distributions of profits or at the expense of reserves to others which have become due by the Company and its Subsidiaries after the balance sheet date. An acquisition in accordance with article 9.2 shall not be permitted, if more than six months have elapsed after the end of a financial year without the annual accounts having been adopted.

9.4

The Company may, without the authorisation as referred to in article 9.2(c), acquire own Shares which are quoted in the listing of any stock exchange in order to transfer them to employees of the Company or of a group company of the Company as referred to in Section 2:24b of the Dutch Civil Code pursuant to a plan applicable to such employees.

9.5	The foregoing provisions of this article 9 shall not apply to Shares or depositary receipts thereof which the Company acquires by universal succession of title.
9.6	The acquisition of Shares or depositary receipts thereof by a Subsidiary shall be subject to the provisions of Section 2:98d of the Dutch Civil Code.
9.7	Shares or depositary receipts thereof held by the Company may be transferred pursuant to a resolution of the Board.
9.8

In the General Meeting, no voting rights may be exercised for any Share held by the Company or a Subsidiary, or for any Share for which the Company or a Subsidiary holds the depositary receipts. However, pledgees and usufructuaries of Shares owned by the Company or a Subsidiary are not excluded from exercising voting rights if the right of pledge or the usufruct was created before the Share was owned by the Company or such Subsidiary. The Company or a Subsidiary may not exercise voting rights for a Share in which it holds a right of pledge or a usufruct.

10	Financial assistance
10.1

The Company may not give security, guarantee the price, or in any other way answer to or bind itself, either severally or jointly, for or on behalf of third parties, with a view to a subscription for or an acquisition of Shares or depositary receipts thereof by others. This prohibition also applies to Subsidiaries.

10.2

The prohibition of article 10.1 shall not apply to Shares or depositary receipts thereof subscribed or acquired by or for employees of the Company or of a group company as defined in Section 2:24b of the Dutch Civil Code.

10.3

The Company and its Subsidiaries may provide loans with a view to the subscription or acquisition by others of Shares or depositary receipts thereof in the Company, but only to the extent permitted under and in compliance with Section 2:98c of the Dutch Civil Code.

11	Reduction of the issued capital
11.1	The General Meeting may resolve to reduce the Company’s issued capital, provided that such resolution can only be adopted at the proposal of the Board.
11.2	A reduction of the Company’s issued capital may be effected:
(a)	by cancellation of Shares held by the Company or for which the Company holds the depositary receipts; or
(b)	by reducing the nominal value of Shares, to be effected by an amendment of these articles of association.
11.3

If less than one-half of the Company’s issued capital is present or represented at a General Meeting of Shareholders, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to reduce the Company’s issued capital.

11.4	A reduction of the nominal value of Shares without repayment must be effected in proportion to all Shares. This principle may be deviated from with the consent of all Shareholders.
11.5

The notice convening a General Meeting of Shareholders, at which a proposal to reduce the Company’s issued capital will be made, shall state the purpose of the capital reduction and the manner in which it is to be achieved. The provisions in these articles of association relevant to a proposal to amend the articles of association shall apply by analogy.

11.6	A reduction of the Company’s issued capital shall furthermore be subject to the provisions of Sections 2:99 and 2:100 of the Dutch Civil Code.

CHAPTER VI

TRANSFER OF SHARES

12	Transfer of Shares
12.1

If Section 2:86c of the Dutch Civil Code applies, the transfer of a Share shall require a private deed to that effect and, except in the event the Company is party to that legal act, an acknowledgement in writing by the Company of the transfer. The acknowledgement shall be given in the private deed, or by a dated statement embodying such acknowledgement on the private deed or on a true copy or extract thereof duly authenticated by a civil law notary or by the transferor. Serving of such private deed, true copy or extract on the Company shall be deemed to be equal to acknowledgement.

12.2

If Section 2:86c of the Dutch Civil Code applies, the transfer of a Share shall, inter alia, require a notarial deed to that effect to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the transfer shall be parties.

12.3	The acknowledgement of transfer by the Company shall be signed by one or more persons authorised to represent the Company.
12.4	The provisions of articles 12.1 and 12.2 shall apply correspondingly to the allotment of Shares by distribution of any community.

CHAPTER VII

PLEDGING OF SHARES AND USUFRUCT ON SHARES

13	Pledging of Shares and usufruct on Shares
13.1	The provisions of article 12 shall apply by analogy to the pledging of Shares and to the creation or transfer of a usufruct on Shares.
13.2

Upon the creation of a right of pledge or usufruct on a Share, the voting rights attached to such Share may be assigned to the pledgee or usufructuary, with due observance of the relevant provisions of the laws of the Netherlands. Both the Shareholder without voting rights and the pledgee or usufructuary with voting rights shall have the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital. The pledgee or usufructuary without voting rights shall not have the rights referred to in the preceding sentence.

CHAPTER VIII

THE BOARD

14	Composition; remuneration
14.1

The Board shall consist of a minimum of one Executive Director and a minimum of three Non-Executive Directors, provided that the Board shall be comprised of a maximum of seven Directors and that the majority of the Board consists of Non-Executive Directors. With due observance of the foregoing, the General Meeting shall determine the number of Executive Directors and Non-Executive Directors. Only natural persons can be Non-Executive Directors. The Executive Directors and the Non-Executive Directors as such shall be appointed by the General Meeting, provided that the Directors shall be classified, with respect to the term for which each Director will severally be appointed and serve as Director, into three classes, as nearly equal in number as reasonably possible. The initial class I Directors shall serve for a term of office expiring immediately following the annual General Meeting of Shareholders to be held in the financial year two thousand and eleven, the initial class II Directors shall serve for a term of office expiring immediately following the annual General Meeting of Shareholders to be held in the financial year two thousand and twelve, and the initial class III Directors shall serve for a term of office expiring immediately following the annual General Meeting of Shareholders to be held in the financial year two thousand and thirteen. At each annual General Meeting of Shareholders, Directors appointed to succeed those Directors whose terms expire shall be appointed to serve for a term of office to expire immediately following the third succeeding annual General Meeting of Shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed shall continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy will serve its term in office for the remainder of the full term of the Directors with respect whereto the vacancy occurred. The Board shall have nomination rights with respect to the appointment of a Director. Any nomination by the Board may consist of one or more candidates per vacant seat. If a nomination consists of a list of two or more candidates, it shall be binding and the appointment to the vacant seat concerned shall be from the persons placed on the binding list of candidates and shall be effected through election. Notwithstanding the foregoing, the General Meeting may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than one-half of the Company’s issued capital, resolve that such list of candidates shall not be binding. A Director may be reappointed. The appointment of a Director in itself does not constitute an employment contract (arbeidsovereenkomst) between the Director and the Company.

14.2

The Board may assign to an Executive Director the title of chief executive officer (“Chief Executive Officer” or “CEO”) and to an Executive Director the title of president (the “President”). These titles may also be assigned to the same Executive Director.

14.3

A Director may be suspended or removed by the General Meeting at any time by a resolution passed with a two-thirds majority of the votes cast representing more than one-half of the Company’s issued capital. If permitted under the laws of the Netherlands, a Director may also be suspended by the Board. Any suspension may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension, the suspension shall end.

14.4

The Board may appoint a company secretary (the “Company Secretary”), which shall assist the Board. The Company Secretary shall have such powers as are assigned to him in these articles of association and, subject to the provisions of these articles of association, as assigned to him by the Board on or after his appointment.

14.5

The Company has a policy on the remuneration of the Board. The policy shall be adopted by the General Meeting, upon a proposal of the Board. The policy on remuneration shall, in any case, include the subjects referred to in Sections 2:383c up to and including 2:383e of the Dutch Civil Code, insofar as these relate to the Board.

14.6

Remuneration of an Executive Director shall be determined by the Board within the framework of the remuneration policy referred to in article 14.5. Remuneration of a Non-Executive Director shall be determined upon a proposal of the Board by the General Meeting within the framework of the remuneration policy referred to in article 14.5.

14.7

Proposals concerning remuneration in the form of shares or share options to Directors shall be submitted by the Board to the General Meeting for its approval. Such proposals must, at a minimum, state the number of shares or share options that may be granted to the Board and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

15	Chairman of the Board
15.1

The Board shall appoint one of the Directors to be the chairman of the Board (the “Chairman”) for such period as the Board may decide. The Board may also appoint one or more of its Directors as vice-chairman of the Board (a “Vice-Chairman”) for such period as the Board may decide.

15.2

If no Chairman has been appointed or if the Chairman is absent or unwilling to take the chair, a meeting of the Board shall be presided over by a Vice-Chairman or in the event of his absence or unwillingness to take the chair, by a Director or another person present designated for such purpose by the meeting to be entrusted with such of the duties of the Chairman.

15.3	The Chairman shall have a casting vote in the event of a tie of the votes.
16	Duties, decision-making process and allocation of duties; committees
16.1	Subject to the restrictions imposed by these articles of association, the Board shall be entrusted with the management of the Company.
16.2

The Non-Executive Directors shall supervise the policy and the fulfilment of duties of the Executive Directors and the general affairs of the Company and the business connected with it they shall be furthermore entrusted with such duties as are and shall be determined by or pursuant to these articles of association.

16.3

With due observance of these articles of association, the Board may establish rules regarding its decision-making process and working methods, its internal organisation, the composition, duties and organisation of committees and any other matters concerning the Board, the Executive Directors, the Non-Executive Directors and the committees established by the Board.

16.4

The Company shall have an audit committee, a nominating committee and a compensation committee. The Board may establish such other committees as it may deem necessary, which committees may consist of one or more Directors. The Board appoints the members of each committee and determines the tasks of each committee. The Board may, at any time, change the duties and the composition of each committee.

16.5

Meetings of the Board may be held by means of an assembly of the Directors in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

16.6

Board resolutions may also be adopted outside a formal meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Directors then in office and none of them objects to the proposed manner of adopting resolutions. A report, with respect to a resolution adopted other than in writing shall be prepared by a Director. The report shall be signed by such Director and presented to the Board for its information in the next meeting of the Board. Adoption of resolutions in writing shall be effected by written statements from all Directors then in office.

17	Representation; conflict of interest
17.1	The Company shall be represented by the Board. An Executive Director acting individually shall also be authorised to represent the Company.
17.2

The Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The Board shall determine each officer’s title. The authority of an officer thus appointed may not extend to any transaction where the Company has a conflict of interest with the officer concerned or with one or more Directors.

17.3

In the event of a conflict of interest between the Company and one or more Directors, the provisions of article 17.1 shall continue to apply unimpaired, unless the General Meeting has designated one or more other persons to represent the Company in the case at hand or in general in the event of such a conflict.

18	Approval of Board resolutions
18.1

Resolutions of the Board entailing a significant change in the identity or character of the Company or the business connected with it are subject to the approval of the General Meeting, including in any case:

(a)	the transfer of (nearly) the entire business of the Company to a third party;
(b)

entering into or termination of long-term co-operations of the Company or a Subsidiary with an other legal entity or company or as fully liable partner in a limited partnership or general partnership, if this co-operation or termination is of major significance for the Company; and

(c)

acquiring or disposing of participating interests in the capital of a company of at least one third of the sum of the assets of the Company as shown on its balance sheet plus explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet plus explanatory notes according to the last adopted annual accounts of the Company, by the Company or a Subsidiary.

18.2	The absence of approval by the General Meeting of a resolution as referred to in article 18.1 shall not affect the authority of the Board or an Executive Director to represent the Company.
19	Vacancy or inability to act

If a seat on the Board is vacant or a Director is unable to perform his duties, the remaining Directors’ or Director’s duties, rights and abilities shall be unchanged from that which existed prior to such vacancy or inability of a Director to perform duties save that in the event of the seat of the sole Executive Director being vacant or the sole Executive Director being unable to perform his duties, his duties, rights and abilities shall be temporarily performed by one or more of the Non-Executive Directors or by a person designated for that purpose by the Non-Executive Directors. If all seats on the Board are vacant or all Directors or the sole Director, as the case may be, are unable to perform their duties, the management of the business and affairs of the Company shall be temporarily entrusted to one or more persons designated for that purpose by the General Meeting.

20	Indemnity
20.1

Subject to the provisions of article 20.3 below, the Company shall indemnify each current and former Director who is conducting a defence against (threatening) claims or who is subject to (threatening) investigations based on acts or failures to act in the exercise of his or her duties or any other duties currently or previously performed by him or her at the Company’s request, or who is appearing in other legal proceedings in which he or she is involved as a current or former Director or based on any other duties currently or previously performed by him or her at the Company’s request—with the exception of proceedings primarily aimed at pursuing a claim on his or her own behalf (not including any claim for recourse in relation to claims or investigations referred to above in this article 20.1) against all costs and expenses reasonably incurred by him or her and shall pay any damages or fines payable by the (former) Director as a result of an act or failure to act as referred to above in this article 20.1. This indemnification shall also apply to any claims by the Company or by a shareholder of the Company.

20.2

Costs, damages and fines incurred by the (former) Director as referred to under article 20.1 shall be paid by the Company upon having received a specification of those costs, damages and fines subject to an undertaking in writing by the (former) Director that he or she shall repay any reimbursed amount to the Company if it shall ultimately be determined that he or she is not entitled to indemnification under the provisions of this article 20 or if and to the extent an insurer subsequently also pays out the costs, damages and/or fines to the (former) Director.

20.3	There shall be no entitlement to indemnity under this article 20:
(a)	if and to the extent the laws of the Netherlands would not permit such indemnification;
(b)

if and to the extent a competent court has established in a final and conclusive decision that the act or failure to act of the (former) Director may be characterized as wilful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), unless the laws of the Netherlands provide otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

(c)	if and to the extent the costs, damages or fines payable by the (former) Director are covered by any liability insurance and the insurer has paid out the costs, damages or fines.
20.4

An amendment of this article 20 shall not prejudice any rights of a (former) Director if acquired under this article 20 before such amendment, unless the (former) Director specifically agrees with such amendment. If there is no specific agreement, the obligations of the Company under this article 20 shall apply as if the amendment was not implemented but only in-so-far as such amendment is a deterioration of the rights of such (former) Director. The indemnity shall also be for the benefit of any heirs of the (former) Director.

20.5	The relevant (former) Director shall follow the Company’s instructions relating to the manner of his or her defence and consult with the Company in advance about the manner of such defence. The person concerned shall not: (i) acknowledge any personal liability, (ii) waive any defence, or (iii) agree on a settlement, without the Company’s prior written consent.

20.6

The Company may take out liability insurance for the benefit of the (former) Directors. In case the Company has taken out liability insurance for the benefit of the (former) Director, the (former) Director shall, to the extent reasonable, act in accordance with the provisions of the insurance policy.

20.7

Any rights and obligations under this article 20 shall be governed by the laws of the Netherlands. Disputes between the Company and a (former) Director arising in relation to this indemnity shall be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute. The arbitral tribunal shall be composed of one arbitrator. The place of arbitration shall be Amsterdam. The procedure shall be conducted in the English language. The arbitral tribunal shall decide in accordance with the rules of law (naar de regelen des rechts).

20.8	The Board may by agreement or otherwise, give further implementation to the indemnity.

CHAPTER IX

FINANCIAL YEAR AND ANNUAL ACCOUNTS; PROFITS AND DISTRIBUTIONS

21	Financial year and annual accounts
21.1	The Company’s financial year shall be the calendar year.
21.2

Annually, not later than five months after the end of the financial year, save where this period is extended by the General Meeting by not more than six months by reason of special circumstances, the Board shall prepare annual accounts, and shall deposit the same for inspection by the Shareholders and the persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital at the Company’s office.

21.3

Within the same period, the Board shall also deposit the annual report for inspection by the Shareholders and the persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital.

21.4	The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes.
21.5	The annual accounts shall be signed by the Directors. If the signature of one or more of them is missing, this shall be stated and reasons for this omission shall be given.
21.6

The Company shall appoint an accountant to audit the annual accounts. Such appointment shall be made by the General Meeting. If it does not proceed thereto, then the Board shall be authorised. The appointment may be revoked by the General Meeting as well as, in case the appointment was made by the Board, by the Board. The appointment may be revoked for sound reasons only; such reasons shall not include a difference in opinion with regard to reporting methods or audit activities.

21.7	The Company shall ensure that the annual accounts and the annual report and the information to be added by virtue of the laws of the Netherlands are kept at its office as from the day on which notice of the annual General Meeting of Shareholders is given in which the annual accounts and the annual report shall be discussed and in which the adoption of the annual accounts shall be resolved upon. Shareholders and persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital may inspect the documents at that place and obtain a copy free of charge.

21.8

The annual accounts, the annual report, the information to be added by virtue of the laws of the Netherlands and the audit by an accountant, as well as deposition of documents at the Dutch Trade Register, shall furthermore be subject to the provisions of Book 2, Title 9, of the Dutch Civil Code.

22	Adoption of the annual accounts and release from liability
22.1	The General Meeting shall adopt the annual accounts.
22.2

At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the Executive Directors from liability for the management pursued and a proposal concerning release of the Non-Executive Directors for their supervision thereon, insofar as the exercise of their duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts, shall be brought up separately for discussion.

23	Profits and distributions
23.1	The Board shall, in its sole discretion, determine the amount of the profits accrued in a financial year that shall be added to the reserves of the Company.
23.2	The allocation of profits accrued in a financial year remaining after application of article 23.1 shall be determined by the General Meeting.
23.3	Distribution of profits shall be made after adoption of the annual accounts if permissible under the laws of the Netherlands given the contents of the annual accounts.
23.4	The Board may resolve to make interim dividend distributions.
23.5	The General Meeting may resolve to make distributions at the expense of any reserve of the Company, provided that such resolution can only be adopted at the proposal of the Board.
23.6	Distributions on Shares payable in cash shall be paid in euro, unless the Board determines that payment shall be made in another currency.
23.7

Any distribution on Shares may be paid in kind in the form of Shares instead of in cash, provided that this will at all times require the approval of the Board and, if and to the extent the Board is not authorised to issue Shares and to limit or exclude the rights of pre-emption, a resolution of the body of the Company authorised to issue Shares and to limit or exclude the rights of pre-emption.

23.8

Distributions on Shares may be made only up to an amount which does not exceed the amount of the Distributable Equity. If it concerns an interim dividend distribution or distribution at the expense of any reserve of the Company, compliance with this requirement must be evidenced by an interim statement of assets and liabilities as referred to in Section 2:105, subsection

4, of the Dutch Civil Code. The Company shall deposit the statement of assets and liabilities at the office of the Dutch Trade Register within eight days after the day on which the resolution to make the distribution is published.

23.9

The date of payment of a distribution on Shares shall be determined by the body of the Company authorised to resolve on making such distribution on Shares. A claim of a Shareholder for payment of a distribution on Shares shall be barred after five years have elapsed from the date such payment became due.

23.10

No distributions shall be made on Shares held by the Company in its own capital, unless these Shares have been pledged or a usufruct has been created in these Shares and the authority to collect distributions or the right to receive distributions, respectively, accrues to the pledgee or the usufructuary, respectively. For the computation of distributions, the Shares, on which no distributions shall be made pursuant to this article 23.10, shall not be taken into account.

CHAPTER X

THE GENERAL MEETING

24	Annual General Meeting of Shareholders
24.1	The annual General Meeting of Shareholders shall be held within six months after the end of the financial year.
24.2

The agenda for this annual General Meeting of Shareholders shall, insofar as the period to prepare the annual accounts and the annual report has not been extended in accordance with the provisions of articles 21.2 and 21.3, in any case contain the following business to be discussed:

(a)	discussion of the annual report;
(b)	discussion and adoption of the annual accounts;
(c)	release from liability of the Executive Directors for their management during the financial year concerned
(d)	release from liability of the Non-Executive Directors for their supervision on the management during the financial year concerned;
(e)	appointments for any vacancies; and
(f)	allocation of profits.

The agenda shall furthermore contain other business presented for discussion by the Board or by Shareholders and/or persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital taking into account the provisions of these articles of association and announced with due observance of the provisions of article 26.

25	Other General Meetings of Shareholders
25.1	Other General Meetings of Shareholders shall be held as often as the Board or the CEO deems such necessary, without prejudice to the provisions of this article 25.
25.2

Shareholders and/or persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital representing in the aggregate at least one-tenth of the Company’s issued capital may request the Board to convene a

General Meeting of Shareholders, stating specifically the business to be discussed. If the Board has not given proper notice of a General Meeting of Shareholders within four weeks following receipt of such request such that the meeting can be held within six weeks after receipt of the request, the applicants shall be authorised to convene a meeting themselves.

25.3

Within three months of it becoming apparent to the Board that the equity of the Company has decreased to an amount equal to or lower than one-half of the paid and called-up part of the capital, a General Meeting of Shareholders shall be held to discuss any requisite measures.

26	Notice, agenda and venue of meetings
26.1	Notice of General Meetings of Shareholders shall be given by the Board or the CEO.
26.2	Notice of the meeting shall be given upon a term of at least such number of days prior to the day of the meeting as required by the laws of the Netherlands.
26.3

The notice of the meeting shall always contain or be accompanied by the agenda for the meeting or shall mention where such agenda can be obtained, which shall, in any event, be at the offices of the Company in the Netherlands, notwithstanding the statutory provisions regarding reduction of the issued capital and amendment of the articles of association.

26.4

Items, for which a written request has been filed to discuss them, by one or more Shareholders and/or persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital, alone or jointly representing at least such part of the Company’s issued share capital as required by the laws of the Netherlands, or otherwise meet the relevant requirements of the laws of the Netherlands, shall be included in the notice or announced in the same manner, provided that the Company received the substantiated request or a proposal for a resolution no later than on the sixtieth day before the date of the meeting.

26.5

The notice convening the meeting shall be sent to the addresses of the Shareholders shown in the register of Shareholders. With the consent of a Shareholder or the pledgee or usufructuary with voting rights, the notice of the meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes hereof by that Shareholder, pledgee or usufructuary to the Company.

26.6

In addition to the provisions of article 26.5, a general meeting of shareholders shall be convened by electronic means of communication which is directly and permanently accessible until the meeting and furthermore in such other manner as may be required to comply with any applicable rules of the New York Stock Exchange.

26.7

General Meetings of Shareholders shall be conducted in the English language and are held in the municipality in which, according to these articles of association, the Company has its official seat, at Schiphol airport (municipality of Haarlemmermeer, the Netherlands) or in Hoofddorp, the Netherlands.

General Meetings of Shareholders may also be held elsewhere, in which case, valid resolutions of the General Meeting may only be adopted if all of the Company’s issued capital and all persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital are present or represented.

27	Admittance and rights at meetings
27.1

Each Shareholder and each person having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital shall be entitled to attend the General Meetings of Shareholders, to address the meeting and, if the voting rights accrue to him, to exercise his voting rights. The Board must be notified in writing of the intention to attend the meeting. Such notice must be received by the Board not later than on the date specified in the notice of the meeting.

27.2

The right to participate in the meeting in accordance with the provisions of article 27.1 may be exercised by a proxy authorised in writing, provided that the power of attorney has been received by the Board not later than on the date specified in the notice of the meeting. The power of attorney may be provided to the Board by electronic means of communication.

27.3

If the voting rights attributable to a Share accrue to the usufructuary or the holder of a right of pledge on Shares, instead of to the holder of Shares, the holder of Shares shall likewise be authorised to attend the General Meeting of Shareholders and to address such meeting, provided that the Board has been notified of the intention to attend the meeting in accordance with the provisions of article 27.1. The provisions of article 27.2 shall apply correspondingly.

27.4

At a meeting, each person present with voting rights, or his proxy authorised in writing, must sign the attendance list. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting. The Board may resolve that each person entitled to attend the General Meeting of Shareholders shall be authorised to take knowledge of the discussions at the meeting, participate in the meeting and (where relevant) vote therein directly by electronic means of communication.

27.5	The Board may determine a record date as referred to in Section 2:119 of the Dutch Civil Code.
27.6	The Directors shall, as such, have the right to give advice in the General Meetings of Shareholders.
27.7	The chairman of the meeting shall decide on the admittance of other persons to the meeting.
28	Chairman and secretary of the meeting
28.1	General Meetings of Shareholders shall be presided over by the Chairman or, in the event of his absence, a Director as appointed by the Chairman.
28.2

If the chairman of the meeting has not been appointed in accordance with the provisions of article 28.1, the General Meeting itself shall appoint a chairman of the meeting. Until that moment, a Director appointed for that purpose by the Board shall act as chairman of the meeting.

28.3	The chairman of the meeting shall appoint a secretary for the meeting.

29	Minutes; recording of Shareholders’ resolutions
29.1

The secretary of a General Meeting of Shareholders shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chairman and the secretary of the meeting and as evidence thereof shall be signed by them.

29.2

The chairman of the meeting or those who convened the meeting may determine that a notarial record must be prepared of the proceedings at the meeting. The notarial record shall be co-signed by the chairman of the meeting.

29.3

The Board shall keep record of all resolutions adopted by the General Meeting. If the Board is not present or represented at a meeting, the chairman of the meeting shall ensure that the Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records shall be deposited at the Company’s office for inspection by the Shareholders and the persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital. On application, each of them shall be provided with a copy of or an extract from the records at not more than cost price.

30	Adoption of resolutions in a meeting
30.1	Each Share confers the right to cast one vote.
30.2

To the extent that the laws of the Netherlands or these articles of association do not provide otherwise, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast, without a quorum being required.

30.3	If there is a tie in voting, the proposal shall be deemed to have been rejected, without prejudice to the provisions of article 31.3.
30.4

If the formalities for convening and holding of General Meetings of Shareholders, as prescribed by the laws of the Netherlands or these articles of association, have not been complied with, valid resolutions of the General Meeting may only be adopted in a meeting, if in such meeting all of the Company’s issued capital and all persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital are present or represented and such resolutions are carried by unanimous vote.

30.5

When determining how many votes are cast by Shareholders, how many Shareholders are present or represented, or what portion of the Company’s issued capital is present or represented, no account shall be taken of Shares for which no vote can be cast pursuant to the laws of the Netherlands or these articles of association.

31	Voting
31.1

All voting shall take place orally. The chairman is, however, entitled to decide that votes be cast by a secret ballot. If it concerns the holding of a vote on persons, anyone present at the meeting with voting rights may demand a vote by a secret ballot. Votes by secret ballot shall be cast by means of secret, unsigned ballot papers.

31.2	Blank and invalid votes shall not be counted as votes.

31.3	Any vote on a person at a General Meeting of Shareholders can only be made if the name of that person has been placed on the agenda for that meeting at the time the notice for that meeting is given.
31.4

If a majority of the votes cast is not obtained in an election of persons, a second free vote shall be taken. If a majority is not obtained again, further votes shall be taken until either one person obtains a majority of the votes cast or the election is between two persons only, both of whom receive an equal number of votes. In the event of such further elections (not including the second free vote), each election shall be between the candidates in the preceding election, with the exclusion of the person who received the smallest number of votes in such preceding election. If in the preceding election more than one person has received the smallest number of votes, it shall be decided which candidate should not participate in the new election by randomly choosing a name. If votes are equal in an election between two persons, it shall be decided who is elected by randomly choosing a name.

31.5	Resolutions may be adopted by acclamation if none of the persons with voting rights present or represented at the meeting objects.
31.6

The Board may decide that each person entitled to vote is authorised to vote by electronic means of communication, either in person or by proxy. In such case, it shall be required that the person entitled to vote can be identified through the electronic means of communication, can take knowledge of the discussions at the meeting directly and can vote. The Board may attach conditions to the use of the electronic means of communication, which conditions will be announced when convening the meeting and will be published on the Company’s website.

31.7

The chairman’s decision at the meeting on the result of a vote shall be final and conclusive. The same shall apply to the contents of an adopted resolution if a vote is taken on an unwritten proposal. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote shall be taken if either the majority of the persons with voting rights present or represented at the meeting or, where the original vote was not taken by roll call or in writing, any person with voting rights present or represented at the meeting, so demands. The legal consequences of the original vote shall be made null and void by the new vote.

32	Adoption of resolutions without holding meetings
32.1

Shareholders may adopt resolutions of the General Meeting in writing without holding a meeting, provided they are adopted by the unanimous vote of all Shareholders entitled to vote. The provisions of article 27.6 shall apply by analogy. Adoption of resolutions outside of meetings shall not be permissible if there are pledgees or usufructuaries with voting rights.

32.2

Each Shareholder must ensure that the Board is informed of the resolutions thus adopted as soon as possible in writing. The Board shall keep record of the resolutions adopted and it shall add such records to those referred to in article 29.3.

33	Exceptional resolutions of the General Meeting

Without prejudice to any other applicable provisions of the laws of the Netherlands or these articles of association, resolutions of the General Meeting relating to the following items shall require a resolution passed with a two-thirds majority of the votes cast representing at least one-half of the Company’s issued capital or in accordance with the provisions of article 32.1:

(a)	any amendment of the Company’s articles of association;
(b)	a statutory merger or statutory demerger, as referred to in article 35; and
(c)	the dissolution of the Company, as referred to in article 36.

CHAPTER XI

AMENDMENT OF THE ARTICLES OF ASSOCIATION; CHANGE OF CORPORATE FORM; STATUTORY MERGER AND STATUTORY DEMERGER; DISSOLUTION AND LIQUIDATION

34	Amendment of the articles of association; change of corporate form
34.1

The General Meeting may resolve to amend these articles of association, provided that such resolution can only be adopted at the proposal of the Board. When a proposal to amend these articles of association is to be made to the General Meeting, the notice convening the General Meeting of Shareholders must state so and a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company’s office for inspection by the Shareholders and the persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital, until the conclusion of the meeting. From the day of deposit until the day of the meeting, a Shareholder shall, on application, be provided with a copy of the proposal free of charge. An amendment of these articles of association shall be laid down in a notarial deed.

34.2

The Company may change its corporate form into a different legal form. A change of the corporate form shall require a resolution to change the corporate form adopted by the General Meeting, and a resolution to amend these articles of association, provided that such resolutions can only be adopted at the proposal of the Board. A change of the corporate form shall furthermore be subject to the relevant provisions of Book 2 of the Dutch Civil Code. A change of the corporate form shall not terminate the existence of the legal entity.

35	Statutory merger and statutory demerger
35.1

The Company may enter into a statutory merger with one or more other legal entities. A resolution to effect a merger may only be adopted on the basis of a merger proposal prepared by the management boards of the merging legal entities. Within the Company, the resolution to effect a merger shall be adopted by the General Meeting, provided that such resolution can only be adopted at the proposal of the Board. However, in the cases referred to in Section 2:331 of the Dutch Civil Code, the resolution to effect a merger may be adopted by the Board.

35.2

The Company may be a party to a statutory demerger. The term “demerger” shall include both split-up and spin-off. A resolution to effect a demerger may only be adopted on the basis of a demerger proposal to be prepared by the management boards of the parties to the demerger. Within the Company, the resolution to effect a demerger shall be adopted by the General Meeting, provided that such resolution can only be adopted at the proposal of the Board. However, in the cases referred to in Section 2:334ff of the Dutch Civil Code, the resolution to effect a demerger may be adopted by the Board.

35.3	Statutory mergers and statutory demergers shall furthermore be subject to the relevant provisions of Book 2, Title 7, of the Dutch Civil Code.
36	Dissolution and liquidation
36.1

The Company may be dissolved pursuant to a resolution to that effect by the General Meeting, provided that such resolution can only be adopted at the proposal of the Board. When a proposal to dissolve the Company is to be made to the General Meeting, this must be stated in the notice convening the General Meeting of Shareholders.

36.2

If the Company is dissolved pursuant to a resolution of the General Meeting, the Executive Directors shall become liquidators of the dissolved Company’s assets, unless the General Meeting resolves to appoint one or more other persons as liquidator, and the Non-Executive Directors shall be charged with the supervision thereof.

36.3	During liquidation, the provisions of these articles of association shall remain in force to the extent possible.
36.4	The balance remaining after payment of the debts of the dissolved Company shall be transferred to the Shareholders in proportion to the aggregate nominal value of the Shares held by each.
36.5

After the end of the liquidation, the books, records and other data carriers of the dissolved Company shall remain in the custody of the person designated for that purpose by the General Meeting, and in the absence thereof the person designated for that purpose by the liquidators, for a period as prescribed by the laws of the Netherlands.

36.6	In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.
37	Transitory provision (fractional shares)
37.1

With effect from this Third Amendment of the Articles pursuant to which this article 37 is inserted, the shares in the capital of the Company, with a nominal value of two eurocents (EUR 0.02) each, held immediately prior thereto by a Shareholder have been combined into such number of ordinary shares in the capital of the Company, with a nominal value of ten eurocents (EUR 0.10) each, as shall be found by dividing the total number of shares, with a nominal value of two eurocents (EUR 0.02) each, issued and outstanding in the capital of the Company at that time and held by the respective Shareholder immediately prior to the Third Amendment of Articles taking effect by five (5), provided that if as a consequence of such division a fraction results, such fraction shall be one (1) fractional share (onderaandeel), with a nominal value of two eurocents (EUR 0.02).

37.2	Every fractional share shall have a nominal value of two eurocents (EUR 0.02) and shall be in registered form.
37.3

Without prejudice to the other provisions of this article 37, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.

37.4

The provisions of these articles of association with respect to Shares and Shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions and articles 37.5 and 37.6.

37.5

A holder of one or more fractional shares may exercise the meeting and voting rights attaching to an ordinary share with a nominal value of ten eurocents (EUR 0.10) each together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals five (5) or a multiple thereof. These rights shall be exercised either by one of them who has been authorised to that effect by the others in writing, or by a proxy authorised to that effect by those holders of fractional shares in writing.

37.6

Every holder of a fractional share is entitled to one/fifth (1/5) part of the (interim) dividend and any other distribution to which the holder of one (1) ordinary share with a nominal value of ten eurocents (EUR 0.10) is entitled.

37.7

In the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him at least equals five (5), then each time five (5) fractional shares held by him shall by operation of law be combined into one (1) ordinary share with a nominal value of ten eurocents (EUR 0.10). This shall be recorded in the Company’s register of shareholders. The Company shall not charge costs for a combination as referred to hereinabove in this article 37.7.

37.8

This article 37, including its heading, expires after the depositing of a notice by the Board at the Dutch Trade Register of the Chambers of Commerce. The Board shall arrange for this depositing at the Dutch Trade Register of the Chambers of Commerce forthwith after it has been established that fractional shares in the capital of the Company no longer exist.

38	Transitory provision (designation of Board)
38.1

In addition to any separate designation of the Board as the body of the Company which will be authorised to issue Shares or grant rights to subscribe for Shares, with the power to limit or exclude the rights of pre-emption relating thereto, made by virtue of (i) amendments of the articles of association of the Company in conformity with the draft deeds of amendment of the Company’s articles of association with reference number A12908367 (with an English translation thereof with reference number A12893389) and with reference number A12909562 (with an English translation thereof with reference number A12909544), each as prepared by Linklaters LLP, Amsterdam office; and (ii) any resolution to that extent adopted by the General Meeting on the twenty-sixth day of January two thousand and eleven, such separate designations as made to the Board within the framework of the initial public offering of the

Company in New York on the New York Stock Exchange, the Board is hereby designated as the body of the Company which will be authorised to issue Shares or grant rights to subscribe for Shares, with the power to limit or exclude the rights of pre-emption relating thereto, and furthermore with due observance of the following:

(a)	the designation may be extended by the General Meeting, each time for a period not exceeding five years; and
(b)	the designation applies to one hundred percent (100%) of the Shares of the Company’s authorised capital as this reads or will read at any time.
38.2	The authority granted by virtue of article 38.1 to the Board will end on the twenty-eighth day of January two thousand and sixteen and this article 38, including its heading, expires on that day.